Mail Stop 3561

March 3, 2010

Archie C. Black
President and Chief Executive Officer
SPS Commerce, Inc.
333 South Seventh Street, Suite 1000
Minneapolis, MN 55402

> **Re: SPS Commerce, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 12, 2010**
> **File No. 333-163476**

Dear Mr. Black:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Summary, page 1

1. We note your response to comment 2 in our letter dated February 2, 2010. We also note that you continue to have repetitive information, such an overview that is then expanded within the summary. You also provide revenue information that is again repeated further in this section. Please revise.

Risk Factors, page 9

"We have incurred operating losses in the past…", page 11

2. Please reconcile the amount you are presenting here for your accumulated deficit as of December 31, 2009 to the amount seen in your audited financial statements.

<u>"Our ability to use U.S. net operating loss carryforwards…", page 14</u>

3. It appears that the first sentence under this risk factor should be revised to refer to December 31, 2009. Please revise or advise.

<u>Capitalization, page 22</u>

4. Please reconcile the number of common stock shares issued and outstanding as of December 31, 2009 with the number shown in your audited financial statements.

5. We note you have included equity account balances under the Pro Forma column. We have reviewed your response to prior comment 6 in our letter dated February 2, 2010; however, it remains unclear to us how you calculated the balances for pro forma common stock par value and pro forma additional paid-in capital. Specifically, your disclosure in Note F to your financial statements indicates that each share of Series A, B and C redeemable convertible preferred stock is convertible into common stock at a conversion price of $2.31, $0.98 and $1.60, respectively. It is unclear from your response how you considered the conversion rates disclosed in your financial statements when calculating these pro forma amounts. Please explain this to us in more detail.

<u>Selected Financial Data, page 26</u>

<u>Operating Data, page 27</u>

6. Please tell us why the number of historical recurring revenue customers, presented here and throughout your document, changed from your last amendment.

<u>Financial Statements, page F-1</u>

<u>Balance Sheets, page F-3</u>

7. We note your presentation of pro forma equity account balances on the face of your balance sheet and related pro forma earnings per share amounts on the face of your statements of operations. Based on the information presented, it appears that the conversion of your redeemable convertible preferred stock into common stock upon consummation of your offering will result in a material <u>increase</u> in your permanent equity. While we would not object to your presentation of this change in capitalization within separate pro forma financial statements, we believe it is appropriate to present such pro forma information on the face of your historical financial statements only if it results in a material <u>reduction</u> of your permanent equity. Please revise your presentation of pro forma equity and earnings per share accordingly.

Notes to Financial Statements, page F-7

Note C – Income Taxes, page F-15

8. It appears that the first sentence in the last paragraph on this page should refer to December 31, 2009 instead of December 31, 2008. Please revise.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Yong Kim, Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jonathan Zimmerman, Esq.